Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue), 35th Floor

New York, New York 10019

August 22, 2014

VIA EDGAR

Mr. John Ganley

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201)
Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Mr. Ganley:

The following are responses to the comments that we received from you by telephone on July 16, 2014, regarding Post-Effective Amendment No. 103 to the Registration Statement on Form N-1A for the Direxion Daily Russell 1000® Growth Index Bull 1.25X Shares, Direxion Daily Russell 1000® Value Index Bull 1.25X Shares, Direxion Daily S&P 500® Bull 1.25X Shares, Direxion Daily Mid Cap Bull 1.25X Shares, Direxion Daily Small Cap Bull 1.25X Shares, Direxion Daily Total Stock Market Bull 1.25X Shares, Direxion Daily FTSE Developed Markets Bull 1.25X Shares, Direxion Daily FTSE Emerging Markets Bull 1.25X Shares, Direxion Daily 7-10 Year Treasury Bond Bull 1.25X Shares, Direxion Daily 20+ Year Treasury Bond Bull 1.25X Shares and the Direxion Daily Total Bond Market Bull 1.25X Shares (each a “Fund” and collectively the “Funds”), each a series of the Direxion Shares ETF Trust (“Trust”) that was filed with the Securities and Exchange Commission (“SEC”) on May 30, 2014. Your comments and the Trust’s responses are set forth below.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) SEC Staff (“Staff”) comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus (All Funds – As Applicable)

1.	In instances in which a Fund’s index provides significant exposure to a single industry, please consider disclosing the concentration of the index in a particular industry and including the corresponding risks of investment in that industry.

The Trust responds by making the requested disclosure for those Funds where the Fund’s index provides significant exposure to a single industry. The Trust confirms supplementally that no index has exposure to a single industry in excess of 25% of the index. In certain instances in which an index has significant industry exposure that is 25% or less of the index, the relevant Fund discloses the risks of investing in that industry in order to provide investors with additional information to better understand and evaluate the index.

Securities and Exchange Commission

August 22, 2014

2.	With respect to the volatility information provided in the “Effects of Compounding and Market Volatility Risk” under each Fund’s “Principal Investment Risks” section, please consider presenting the volatility figures as of the most recent calendar year end, as opposed to the most recent calendar-quarter end, to be consistent with the presentation used in other Direxion Shares ETF Trust registration statements.

The Trust responds by presenting the information as of the most recent calendar year end to maintain consistency in presentation among the other Direxion Shares ETF Trust registration statements.

3.	In each Fund’s principal investment strategy please consider making the following disclosure more prominent by presenting the text in bold:

Because of daily rebalancing and the compounding of each day’s return over time, the return of the Fund for periods longer than a single day will be the result of each day’s returns compounded over the period, which will very likely differ from 125% of the return of the Index over the same period. The Fund will lose money if the Index performance is flat over time, and as a result of daily rebalancing, the Index’s volatility and the effects of compounding, it is even possible that the Fund will lose money over time while the Index’s performance increases.

The Trust responds by making the requested revisions.

4.	In the “Principal Investment Risks” section for each Fund under “Effects of Compounding and Market Volatility Risk”, please consider shading the corresponding “Table 1” so as to graphically depict how a Fund will deviate from the returns that a shareholder might expect.

The Trust responds by revising its current graphical presentation, Table 1, so that Table 1 depicts potential deviations in a Fund’s returns.

The Trust also responds by including the graphical presentation in the Funds’ Prospectus as follows:

Securities and Exchange Commission

August 22, 2014

Table 1

One Year Index Return	125% One Year Index Simple Return	Volatility Rate
		10%	25%	50%	75%	100%
-60%	-75%	-68.6%	-70.1%	-74.3%	-78.3%	-81.3%
-50%	-63%	-58.4%	-60.3%	-65.0%	-70.3%	-74.3%
-40%	-50%	-47.7%	-49.9%	-55.7%	-61.8%	-66.6%
-30%	-38%	-36.5%	-39.0%	-45.9%	-52.7%	-58.5%
-20%	-25%	-24.9%	-27.8%	-35.6%	-43.6%	-50.0%
-10%	-13%	-13.0%	-16.3%	-25.2%	-34.2%	-41.1%
0%	0%	-0.8%	-4.4%	-13.8%	-24.6%	-32.3%
10%	13%	11.8%	7.6%	-2.9%	-14.4%	-23.0%
20%	25%	24.6%	20.0%	7.8%	-4.3%	-14.3%
30%	38%	37.7%	32.5%	18.4%	5.5%	-5.0%
40%	50%	51.0%	45.1%	29.8%	15.8%	5.5%
50%	63%	64.5%	57.9%	40.7%	25.3%	14.8%
60%	75%	78.2%	70.8%	51.8%	35.5%	23.8%

5.	In the “Principal Investment Risks” section for each Fund under “Effects of Compounding and Market Volatility Risk”, please consider bolding the second paragraph following Table 1.

The Trust responds by making the requested revisions.

6.	Please include complete “Annual Fund Operating Expenses” tables and Expense Example tables in the Funds’ 485B filing. In addition, please also supplementally provide that information prior submitting the 485B filing.

The Trust confirms that it has supplementally provided the requested information and confirms that such information will be filed with the SEC in the Trust’s Post-Effective Amendment No. 116.

7.	Please confirm supplementally that the contractual fee waiver agreement will be filed with the SEC.

The Trust confirms that the amended Appendix A to the Operating Expense Limitation Agreement will be filed with the SEC in the Trust’s Post-Effective Amendment No. 116.

8.	For each Fund, as applicable, please include the full market capitalization range of the Fund’s underlying index. For example, in the second paragraph under “Principal Investment Strategy”, for the Direxion Daily Russell 1000® Growth Index Bull 1.25X Shares, please include the full market capitalization range of the Russell 1000® Growth Index.

The Trust responds by adding the requested information.

Securities and Exchange Commission

August 22, 2014

Prospectus (Direxion Daily Russell 1000® Growth Index Bull 1.25X Shares)

9.	In the second paragraph under “Principal Investment Strategy”, please modify the disclosure to indicate that the Russell 1000® Growth Index also measures the performance of the mid-cap growth segment of the U.S. equity universe.

The Trust responds by making the requested revisions.

Prospectus (Direxion Daily FTSE Emerging Markets Bull 1.25X Shares)

10.	In the “Principal Risks” section, please consider including small capitalization risk and mid-capitalization risk, if applicable.

The Trust responds by including the requested disclosure under the caption, “Small and/or Mid-Capitalization Risk”.

Prospectus (Direxion Daily 20+ Year Treasury Bond Bull 1.25X Shares)

11.	In the fourth paragraph under “Principal Investment Strategy”, please correct the disclosure to indicate that the Fund seeks 125% of the return of the Index, rather than 300%.

The Trust responds by making the requested revision.

Prospectus (Direxion Daily Total Bond Market Bull 1.25X Shares)

12.	In the Fund’s “Principal Investment Strategy”, please consider modifying the disclosure to include a discussion regarding the quality of the bonds as well as the maturity and/or duration of the bonds. In addition, please clarify the statement, “The Index is capitalization weighted and rebalanced monthly.” as the meaning behind that statement is unclear with respect to a Fund that includes treasuries in its underlying index.

The Trust responds by making the requested revisions, as reflected below:

The Index measures the performance of the investment grade, U.S. Dollar denominated, fixed-rate taxable bond market, and is composed of U.S. Treasury bonds, government-related bonds, investment-grade corporate bonds, mortgage pass-through securities, commercial mortgage-backed securities and asset-backed securities. All bonds included in the Index must be denominated in U.S. Dollars, be rated investment grade (Baa3/BBB-/BBB- or higher) using the ratings of Moody’s Investors Service, Standard and Poor’s Corporation S&P and Fitch Ratings, Inc., have a fixed rate, be non-convertible, be publicly offered in the U.S. and have at least one year remaining until maturity. The Index is ~~capitalization weighted and~~ rebalanced monthly. The Fund will concentrate its investment (i.e., hold 25% or more of its total assets in the stocks of a particular industry or group of industries) in a particular industry or group of industries to approximately the same extent as the Index is so concentrated.

The Trust notes supplementally that duration and maturity of the constituents of the Index will generally track that of the total bond market, and as a result – unlike a focused duration fund, such as a short term or mid-term bond fund – no specific disclosure is necessary.

Securities and Exchange Commission

August 22, 2014

13.	In the fourth paragraph under “Principal Investment Strategy”, please correct the disclosure to indicate that the Fund seeks 125% of the return of the Index, rather than 300%.

The Trust responds by making the requested revision.

Statement of Additional Information

1.	Under the section “Investment Restrictions,” please consider revising the last sentence of fundamental investment limitation number four by changing “may” to “will” so as to alleviate any sense of discretion in a Fund’s concentration policy.

The Trust responds by making the requested revision.

*        *        *         *

I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Eric S. Purple (202-778-9220) or Nicole Trudeau (202-778-9189) at K&L Gates LLP.

Sincerely,

Direxion Shares ETF Trust

/s/ Eric W. Falkeis
Name: Eric W. Falkeis
Title: Principal Executive Officer

cc: Eric S. Purple, K&L Gates LLP
Angela Brickl, Rafferty Asset Management LLC